To:

Alberta Securities Commission
Autorite des marches financiers
British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Office of the Superintendent of Financial Institutions
Toronto Stock Exchange

CONSENT of QUALIFIED PERSON

I, Tom Whelan, do hereby consent to the public filing of the technical report entitled “Independent Technical Report 2016 Resources and Reserves Update Bisha Mine, Eritrea” and any extracts from or a summary of the Technical Report dated 09 August, 2017 by the issuer Nevsun Resources Ltd.

I further confirm that I have read the Disclosure and that it fairly and accurately represents the information in the Technical Report that supports the Disclosure.

Dated this 9th day of August, 2017.

“Tom Whelan”

Tom Whelan, CPA
Chief Financial Officer
Nevsun Resources Ltd.

NEVSUN  RESOURCES  LTD.
760 – 669 Howe Street,  Vancouver,  British Columbia  Canada  V6C 0B4
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com